SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 11, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 736th BOARD OF DIRECTORS MEETING.

On March 24, 2011, at 9:00 a.m. an ordinary  meeting was called by the majority of the Board of Directors, in accordance with the caput of Article 13, of the Company’s Bylaws, in the conference room of the Company’s head offices located at Rua Costa Carvalho, 300, in the city of São Paulo, which was attended by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. The meeting was called to order, and as supported by Section I, Article 140 of Law 6,404/76, the Board of Directors appointed Mr. Jerônimo Antunes to assume the chairmanship of this meeting, in view of the resignation letter dated March 18, 2011 received from the acting chairman of the Board, Mr. Mário Engler Pinto Júnior, due to personal reasons. On behalf of the Board of Directors, the acting Chairman thanked Mr. Mário Engler for his great contribution to the Board of Directors and the Audit Committee as member of this Board until November 2009. Thereafter, Mr. Jerônimo Antunes justified the absence of the Board member Gesner José de Oliveira Filho. (...)

Once approved, these minutes were signed by the members of the Board of Directors in attendance. Jerônimo Antunes, Alexander Bialer, Dilma Seli Pena, Heraldo Gilberto de Oliveira, Reinaldo Guerreiro, Roberto Yoshikazu Yamazaki and Stela Goldenstein.

This is a free English translation of the excerpt of the Minutes recorded in the Minutes Book of the Board of Directors.

São Paulo, March 28, 2011.

Jerônimo Antunes	Sandra Maria Giannella
Acting Chairman of the Board of Directors	Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 11, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.